UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Atapu and Sepia contracts

—

Rio de Janeiro, April 27, 2022 - Petróleo Brasileiro S.A. – Petrobras informs that it signed today the Production Sharing Contract for the Surplus Volumes to the Transfer of Rights of Atapu in partnership with Shell Brasil Petróleo Ltda (Shell - 25%) and TotalEnergies EP Brasil Ltda. (TotalEnergies - 22.5%), and a Production Sharing Contract for the Surplus Volumes to the Transfer of Rights of Sepia, in consortium with TotalEnergies (28%), Petronas Petróleo Brasil Ltda. (Petronas - 21%) and QP Brasil Ltda. (QP - 21%).

As foreseen in the Call Notice, the Co-Participation Agreements and the Addenda to the Atapu and Sepia Production Individualization Agreement (AIPs) were also signed, necessary to manage the coincident deposits contained in the transfer of rights agreement area and in the production sharing contract area for the transfer of rights surplus.

As disclosed on April 13, 26 and 27, 2022, with respect to Atapu and Sépia, all partners made the payment for the compensation, and, under the terms of the Bidding Round and Ministerial Order 519 of May 21, 2021 from the Ministry of Mines and Energy, the effectiveness of the Co-Participation Agreement is subject to certification by Pré-Sal Petróleo S.A (PPSA) as to the compliance of the contractors with the payment for the compensation.

By signing these contracts, Petrobras ensures the maintenance of the operation in these fields, located in ultra-deep waters of the Santos Basin, and confirms its leadership position in the Brazilian pre-salt, consistent with its strategy of focusing on the exploration and production of assets in deep and ultra-deep waters.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer